51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

GreenPower Motor Company Inc. (the "Company" or "GreenPower")

#240 - 209 Carrall Street

Vancouver, BC V6B 2J2

Item 2 Date of Material Change

May 6, 2024

Item 3 News Release

The news release dated May 6, 2024 was disseminated through Cision US Inc.

Item 4 Summary of Material Change

On May 6, 2024, the Company entered into an underwriting agreement (the "Underwriting Agreement") with Maxim Group LLC (the "Underwriter") relating to the public offering outside of Canada of 1,500,000 common shares of the Company (the "Common Shares"), and warrants to purchase up to 1,500,000 Common Shares (the "Warrants") at a combined public offering price for each Common Share and accompanying Warrant of US$1.55 for gross proceeds of US$2,325,000 before deducting underwriting discounts and offering expenses (the "Offering"). The Warrants will have an exercise price of US$1.82 per Common Share, are immediately exercisable and will expire three years from the date of issuance. Pursuant to the terms of the Underwriting Agreement, the Company also granted the Underwriter an option, exercisable for 45 days after the date of the Underwriting Agreement, to purchase up to an additional 75,000 Common Shares and/or Warrants to purchase up to an additional 75,000 Common Shares (the "Over-Allotment Option").

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

On May 6, 2024, the Company entered into the Underwriting Agreement with the Underwriter relating to the public offering outside of Canada of 1,500,000 Common Shares and Warrants to purchase up to 1,500,000 Common Shares at a combined public offering price for each Common Share and accompanying Warrant of US$1.55 for gross proceeds of US$2,325,000 before deducting underwriting discounts and offering expenses. The Warrants will have an exercise price of US$1.82 per Common Share, are immediately exercisable and will expire three years from the date of issuance. Pursuant to the terms of the Underwriting Agreement, the Company also granted the Underwriter the Over-allotment Option, which is exercisable for 45 days after the date of the Underwriting Agreement, to purchase up to an additional 75,000 Common Shares and/or Warrants to purchase up to an additional 75,000 Common Shares.  On May 7, 2024, the Underwriter partially exercised the Over-Allotment Option to purchase additional Warrants to purchase up to 75,000 Common Shares.

Maxim Group LLC is acting as sole book-running manager for the Offering.

5.2  Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

None.

Item 8 Executive Officer

Fraser Atkinson, CEO, Chairman and Director, (604) 220-8048

Item 9 Date of Report

May 8, 2024